Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Enterprise GP Holdings L.P.
Commission File No.: 333-169437
Enterprise Products Partners L.P. is filing an investor presentation that discloses a variety of financial, operating and general information regarding the company. In addition, this material contains references to the proposed merger with Enterprise GP Holdings L.P. The presentation will be posted on our website,www.epplp.com.

Enterprise Products Partners L.P. (NYSE: EPD) October 2010 All rights reserved. Enterprise Products Partners L.P.

Forward Looking Statements This presentation contains forward-looking statements and information based on the belief of Enterprise Products Partners L.P. (“Enterprise” or “EPD”) and those of its general partner, as well as assumptions made by and information currently available to them. When used in this presentation, words such as “anticipate,” “project,” “expect,” “plan,” “seek,” “goal,” “estimate,” “forecast,” “intend,” “could,” “should,” “will,” “believe,” “may,” “potential,” and similar expressions and statements regarding the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements. Although Enterprise and its general partner believe that such expectations reflected in such forward-looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise’s results of operations and financial condition are: yFluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces; yA reduction in demand for its products by the petrochemical, refining or heating industries; yThe effects of its debt level on its future financial and operating flexibility; yA decline in the volumes of energy commodities delivered by its facilities; yThe failure of its credit risk management efforts to adequately protect it against customer non-payment; yActual construction and development costs could exceed forecasted amounts; yThe proposed merger with Enterprise GP Holdings L.P. (“EPE”) may not be completed prior to the December 31, 2010 outside termination date, due to failure to obtain the required approvals by EPE unitholders and regulatory agencies, and the possibility that the anticipated benefits of the merger cannot be fully realized; yOperating cash flows from our capital projects may not be immediate; yNational, international, regional and local economic, competitive and regulatory conditions; yTerrorist attacks aimed at its facilities; and yThe failure to successfully integrate its operations with assets or companies, if any, that it may acquire in the future. The foregoing discussion of important factors may not be all-inclusive and Enterprise provides additional cautionary discussion of risks and uncertainties under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its recent filings with the U.S. Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. All forward-looking statements attributable to Enterprise or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained herein, in such filings and in its future periodic reports filed with the U.S. Securities and Exchange Commission. Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All rights reserved. Enterprise Products Partners L.P. 2

Investor Notice In connection with the proposed merger, EPD has filed a registration statement (Registration No. 333-169437), which includes a preliminary prospectus of EPD and a preliminary proxy statement of EPE and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EPD, EPE AND THE PROPOSED MERGER. A definitive proxy statement / prospectus will be sent to security holders of EPE seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and security holders may obtain a free copy of the proxy statement / prospectus (when it is available) and other documents containing information about EPE, without charge, at the SEC’s website at www.sec.gov. EPD, EPE and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of EPE in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of EPD and EPE is set forth in the preliminary proxy statement / prospectus, each partnership’s Annual Report on Form 10-K for the year ended December 31, 2009, which were each filed with the SEC on March 1, 2010, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the source listed above. All rights reserved. Enterprise Products Partners L.P. 3

Overview Largest publicly traded energy partnership in U.S. with an enterprise value of approximately $39 billion (as of October 6, 2010) Diversified, integrated midstream energy system serving producers and consumers of natural gas, NGLs, crude oil, petrochemicals and refined products yAccesses some of the most prolific natural gas, NGL and crude oil supply basins in the U.S. including non-conventional and shale plays yHandles natural gas volumes equal to almost 20% of total U.S. demand yServes all U.S. ethylene steam crackers (largest NGL market) Large asset footprint generates growth opportunities Delivered record operating performance in each of the last 4 years Announced merger with Enterprise GP Holdings L.P. to lower long-term cost of capital and simplify partnership structure All rights reserved. Enterprise Products Partners L.P. 4

Leading Business Positions Across Midstream Energy Value Chain Midstream Energy Services [a] s l G r a Natural Gas Natural Gas t u N a Pipelines Storage Pipelines [i] M [e] x Natural Gas d Pipelines G N Ethane Gas Processing L Natural [s] Propane Butane Gas Iso-Butane Nat. Gasoline Crude Mixed NGLs NGL Pipelines Oil Pipelines Storage NGL Fractionation Trucks Barges Barges Storage Storage Crude Oil Refined Products Pipelines Pipelines Earn fees at every link of the value chain Crude Oil Refining All rights reserved. Enterprise Products Partners L.P. 5

EPD Portfolio of Integrated Assets Major Asset Overview 49,100 miles of natural gas, NGL, crude oil, refined 18 fractionation facilities products and petrochemical pipelines 6 offshore hub platforms 195 MMBbls of NGL, refined products and crude oil & NGL import / export terminals 27 Bcf of natural gas storage capacity Butane isomerization complex; Octane enhancement 25 natural gas processing plants facility All rights reserved. Enterprise Products Partners L.P. 6

Geographic and Business Diversification Provide Multiple Earnings Streams $3.1 Billion Gross Operating Margin NGL Pipelines & Services (58%) LTM Ended June 30, 2010 yNatural gas processing & related NGL marketing activities Approx. 70% Fee Based yNGL fractionation plants yNGL import / export terminals yNGL pipelines and storage Onshore Natural Gas Pipelines & Services (14%) 14% yNatural gas pipelines & related marketing yNatural gas storage facilities 4% Petrochemical and Refined Products & Services (15%) yRefined products and petrochemical pipelines 9% yButane isomerization facilities 58% yPropylene fractionation facilities yOctane enhancement facility 15% yMarine terminals & transportation Onshore Crude Oil Pipelines & Services (4%) yCrude oil pipelines, storage terminals & related marketing Offshore Pipelines & Services (9%) yNatural gas pipelines yCrude oil pipelines yPlatform services All rights reserved. Enterprise Products Partners L.P. 7

Record Operating Performance(1)... 13.0 Onshore & Offshore Natural 12.7 NGL, Crude Oil, Petrochemical & Refined 4,200 Gas Pipeline Volumes Products Pipeline Volumes 12.0 11.9 4,025 3,990 4,000 11.0 11.0 10.1 3,800 TBtu/d 10.0 3,704 9.4 MBPD 3,600 3,574 9.0 Offshore 3,406 8.0 3,400 Onshore 7.0 3,200 2006 2007 2008 2009 6 Mos 2010 2006 2007 2008 2009 6 Mos 2010 NGL / Propylene Fractionation & 145 Equity NGL Production 650 Butane Isomerization Volumes 633 626 124 125 117 600 585 108 563 105 550 88 MBPD MBPD 85 500 63 65 461 450 45 400 25 2006 2007 2008 2009 6 Mos 2010 2006 2007 2008 2009 6 Mos 2010 (1) Recast to include TEPPCO for all periods prior to the merger, which was completed on October 26, 2009. All rights reserved. Enterprise Products Partners L.P. 8

Drives Strong Financial Results Capital Investments(1)(2) Gross Operating Margin(2) Adjusted EBITDA(2) $3.5 $3.0 $3.0 $2.8 $2.7 $2.6 $3.1 $2.5 $3.0 $2.5 $2.5 $3.0 $2.8 $2.0 $2.0 $2.0 $2.0 $1.8 $2.5 $1.7 $1.6 $1.6 Billions Billions $1.5 Billions $1.5 $2.0 $ $ $ $2.0 $1.0 $1.0 $1.7 $1.5 $0.5 $0.5 $1.0 $0.0 $0.0 2006 2007 2008 2009 2010 2006 2007 2008 2009 6 Mos 2006 2007 2008 2009 6 Mos Projected 2010 2010 Distributable Cash Flow $2.50 Distributions Declared Retained DCF / Coverage $2.0 $350 $2.32 $314 $1.6 $2.25 $2.20 $300 1.3x $264 $1.5 $1.4 Declared $2.08 $256 $250 1.2x 1.4x $2.00 $1.95 $1.1 Millions $200 $1.0 $1.0 Distributions $1.83 Billions $1.0 $ $1.75 $150 $ $98 $100 $0.5 $1.50 1.1x $50 $26 $0.0 1.0x $1.25 $0 2006 2007 2008 2009 6 Mos 2006 2007 2008 2009 2010 2006 2007 2008 2009 6 Mos 2010 Recommended 2010 (1) Represents cash used in investing activities as presented on our Statements of Consolidated Cash Flows before changes in restricted cash. (2) Recast to include TEPPCO for all periods prior to the merger, which was completed on October 26, 2009. All rights reserved. Enterprise Products Partners L.P. 9

Major Growth Projects…
$2.6 Billion Completed through 3Q 2010

Project Description	2009	1Q10	2Q10	3Q10	4Q10	2011 & 2012
Meeker Processing Plant #2	DONE					
Sherman Extension Natural Gas Pipeline	DONE					
Norco-Garyville Pipeline Expansion	DONE					
Shenzi Oil Pipeline	DONE					
Collbran Valley Pipeline	DONE					
Marathon Gathering System – Piceance Basin – Phase 1	DONE					
Petal Gas Storage Additional Compression	DONE					
Hutchinson Rail Rack & NGL Storage Expansion	DONE					
Marine Barge Acquisition (4 barges)	DONE					
Eagle Ford White Kitchen Lateral – Segments #1–3	DONE					
Motiva Refined Products Terminal		DONE				
Mont Belvieu Well Utilization Program		DONE				
Eagle Ford Main Line Expansion – Segment #1			DONE			
Lou-Tex 12" NGL Pipeline Expansion			DONE			
Trinity River Basin Lateral (partial service 4Q 2009; fully completed July 2010)				DONE		
State Line Gathering Pipeline Expansion				DONE		
Eagle Ford White Kitchen Lateral – Segment #4				DONE		
Mont Belvieu NGL Fractionator IV					√	
Haynesville Acadian Extension Pipeline						√
Haynesville Gathering						√
Anaconda Gas Pipeline Expansion						√
Motiva Refinery Propane & Butane Connections						√
Mont Belvieu NGL Fractionator V						√
Wilson Gas Storage Expansion #5 (5 Bcf)						√
Eagle Ford Crude Oil Projects						√
Eagle Ford NGL Pipeline & Fractionation Projects						√
Eagle Ford Natural Gas Gathering, Processing & Transportation						√

…approximately $5.0 Billion in construction projects

© All rights reserved. Enterprise Products Partners L.P.
10

Visibility to EPD Growth Barnett Shale yFull year benefit from Sherman Extension pipeline yCompleted Trinity River Lateral pipeline in July 2010 Haynesville Shale yAcquisition of M2 Midstream assets; provide platform for growth in gathering and treating services yHaynesville Extension pipeline on schedule for 3Q 2011 in service yHaynesville Extension is catalyst for new contracts to serve industrial markets in South Louisiana; superior delivery points for producers Eagle Ford Shale yBuild / expand rich and lean natural gas, crude oil and condensate pipelines, natural gas processing plants and NGL fractionators yExpand Wilson natural gas storage facility Petrochemical preference for NGLs vs. Crude Oil derivatives yBuild / expand NGL fractionators and distribution pipelines yContracts to supply NGLs All rights reserved. Enterprise Products Partners L.P. 11

Haynesville / Bossier Shale All rights reserved. Enterprise Products Partners L.P.

Existing Acadian Gas System Intrastate Louisiana pipeline system involved in the purchase, sale and transportation of natural gas Three systems – Acadian, Cypress and Evangeline – comprise over 1,000 miles of pipe with throughput capacity of 1 Bcf/d [c] A [d] a [a] i Includes a salt dome gas storage nH y a facility with 3 Bcf of capacity, [e] n vi s withdrawal capacity of 220 MMcf/d l e l E xte and injection capacity of 80 MMcf/d [n] si [n] o Links supplies of natural gas from Baton Rouge onshore Louisiana and offshore GOM to industrial, electric and LDC New Orleans customers in Louisiana Over 150 physical end-user market connections; connected to Henry Hub and 16 third party pipelines through 50 interconnects All rights reserved. Enterprise Products Partners L.P. 13

Haynesville Shale Extension of Acadian Gas Pipeline Industry sources estimate potential to cover 2 million acres Pipeline Interconnects y200 Tcf of reserves Acadian Cypress TETCO Tennessee yInitial production rates high as 30 MMcf/d FGT Texas Gas Haynesville Extension pipeline project TGC Columbia ANR Gulf y270-mile, 42” / 36” pipeline with Sonat Transco approximately 1.8 Bcf/d of capacity; can be expanded to 2.1 Bcf/d yTotal cost of approximately $1.56 billion yProvides access to industrial and utility markets on Acadian System, Henry Hub and 9 interstate pipelines, including FGT and Sonat yExecuted agreements for up to approximately 1.6 Bcf/d of firm capacity to date Expected in service September 2011 Source: PIRA All rights reserved. Enterprise Products Partners L.P. 14

Acadian Haynesville Extension Long-Term Gas Supply


Cotton Valley
Bossier Shale
Haynesville
Bossier Shale
Austin Chalk-Eagle Ford

Louisiana market areas

- Brings a new, long-term producing basin of "hurricane proof" gas into the Mississippi River Corridor area
  - Ability to access Acadian's 150 end-user markets with additional transportation via Acadian legacy system
- Allows significant quantities of Haynesville gas to be retained "in the State" (as compared to other projects designed to export the gas primarily into the "interstate" market)
- Provides an additional, long-term gas supply source to North, Central and South Louisiana consumers
- Facilitates seamless transactions from the "field" to "end-user markets"

© All rights reserved. Enterprise Products Partners L.P.
15

Haynesville Shale
EPD's $1.2B M2 Midstream Acquisition



Arkansas
Acadian Haynesville Extension
Enterprise Natural Gas Pipelines
M2 Stateline
M2 Fairplay
Travis Peak / Cotton Valley
Haynesville / Bossier
Mississippi
Texas
Louisiana
Indian Springs
Big Thicket
Blue Water
Sea Robin
Neptune
Calumet
Burns Point
N. Terrebone

- Transaction Overview
  - Closed effective May 1, 2010
  - Immediately provides EPD with an excellent footprint from which to grow a natural gas gathering business in core area of Haynesville / Bossier shale play
  - Provides capital and operating efficiencies for additional gathering systems in development
  - Synergies with Haynesville Extension
- State Line System
  - Provides significant position in core area of Haynesville / Bossier play in LA and TX
  - 138 miles of pipe; 400 MMcf/d capacity
  - Provides CO_2 & H_2S treating services
  - Expansion to 700 MMcf/d in June 2010
  - Planned interconnect with Haynesville Extension in 3Q 2011 will allow additional expansion to 1.2 Bcf/d for approximately $26 million
- Fairplay System
  - Provides access to Cotton Valley production and Haynesville / Bossier shale acreage in TX
  - Plan to interconnect with Enterprise Texas natural gas pipeline in 1Q 2011
  - Provides potential NGL volume growth for EPD's Mont Belvieu complex
  - 249 miles of pipe; 285 MMcf/d system capacity
  - 30 different producers on system

© All rights reserved. Enterprise Products Partners L.P.
16

Eagle Ford Shale All rights reserved. Enterprise Products Partners L.P.

Eagle Ford Shale Overview The Eagle Ford has a broad range of potential at depths ranging from 4,000–14,000 feet yRich gas / lean gas yGas condensate yCrude oil Potential resource: 60 Tcf gas; 12.0 BBbls of crude / condensate; 5.0 BBbls of NGLs Producers ramping up rigs in 2010: 100 rigs now drilling in Eagle Ford Shale play 175 producing wells drilled with another 150+ in various stages of drilling and completion Current Eagle Ford production approximately 300 MMcf/d; crude / condensate approximately 40 MBPD GPM range 0.1–9.0, Btu from 980 to 1,300 and The Eagle Ford Shale derives its name from the old crude gravity range 40°–70° community of Eagle Ford, now a neighborhood in West Dallas, Texas, where outcrops of the formation More than 5.2 million acres currently under were first observed. Source: Wikipedia lease Sources: Rigdata and producer estimates All rights reserved. Enterprise Products Partners L.P. 18

Eagle Ford Shale
EPD Growth Plans

- Focus on Eagle Ford areas with crude oil / condensate with associated NGL-rich natural gas production
- Maximize utilization of existing system supported by small incremental expansions
- Execute long-term, firm contracts and acreage dedications to support major expansions
  - To date, have executed agreements with a combination of acreage dedications and throughput commitments to support announced expansions of approximately 1.0 Bcf/d
- Announced major expansions
  - 140-mile crude oil pipeline and associated storage to facilitate deliveries to Cushing and Houston markets
  - 168-mile rich natural gas mainline
  - 600–900 MMcf/d natural gas processing plant
  - 64-mile residue natural gas pipeline from processing plant to Wilson storage facility and downstream 3rd party pipelines
  - 5 Bcf expansion of Wilson natural gas storage facility
  - 127-mile NGL pipeline from processing plant to Mont Belvieu, expandable up to 120 MBPD
  - 75 MBPD NGL Fractionator V at Mont Belvieu

© All rights reserved. Enterprise Products Partners L.P.
19

Eagle Ford Shale Expansion Projects All rights reserved. Enterprise Products Partners L.P. 20

Enterprise Eagle Ford Expansion Gas Market Choices Existing access to: Tennessee, Trunkline, Transco, NGPL, Gulf South Kinder Morgan, Energy Transfer Houston Ship Channel San Antonio / Austin Corridor Various LDCs and Power Gens Corpus Christi Ship Channel Gas Storage Facilities New Residue Gas Pipeline 64 Miles 36” New / expanded connections to: Tennessee Gas Pipeline (Interstate) Trunkline (Interstate) Transco (Interstate) NGPL (Interstate) Texas Eastern (Interstate) Kinder Morgan (Intrastate) Energy Transfer (Intrastate) EPD Wilson Gas Storage (8 Bcf) Tres Palacios Gas Storage (38 Bcf) All rights reserved. Enterprise Products Partners L.P. 21

Natural Gas Liquids Flow Assurance and Market Choices US Ethylene Cracking Capacity Mont Belvieu Fractionation Total capacity: 57 Billion pounds Capacity South Texas Crackers comprise Armstrong 375 MBPD about 9% of this capacity Fractionator EPD’s Mont Belvieu hub can 20 MBPD access 93% of this capacity via pipeline, including some of the South Texas market EPD NGL Storage over Multiple Pipelines 100 MMBbl at to Mont Belvieu Mont Belvieu Products to Local Markets (Pipe & Truck) Shoup Fractionator 77 MBPD All rights reserved. Enterprise Products Partners L.P. 22

Eagle Ford Crude Expansion All rights reserved. Enterprise Products Partners L.P. 23

EPD Crude Oil System Market Choices – USGC & MidCon

- Houston and Texas City area has over 2.1 MMBPD of refining capacity
- Seaway Pipeline provides access to the Cushing Market
- Enterprise's Cushing terminal is one of the NYMEX trading hubs for crude allowing for increased marketing opportunities and price risk management
- Enterprise's terminal at Cushing has connectivity to all other Cushing terminals as well as all outbound pipeline systems serving the Mid-Continent refineries (1.8 MMBPD of refining capacity)

Cushing Access

Pipeline	Refinery Supplied	Location	(MBPD) Refinery Capacity
BP 20"	BP	Whiting, IN	405
ConocoPhillips 20"	ConocoPhillips	Ponca City, OK	198
Osage 16"	Frontier	El Dorado, KS	130
Osage 16"	NCRA	McPherson, KS	87
Ozark 22" / 24"	ConocoPhillips	Wood River, IL	307
Plains 16"	Coffeyville Resources	Coffeyville, KS	120
Magellan / Enbridge / Sun	Holly	Tulsa, OK	155
Plains 10"	Gary Williams	Wynnewood, OK	70
Semgroup	Valero	Ardmore, OK	87
ConocoPhillips 12"	ConocoPhillips	Borger, TX	146
Oxy 16"	Holly / Navajo	Artesia, NM	95
	Total Capacity		**1,800**

Houston / Texas City Access

Refinery Supplied	Location	(MBPD) Refinery Capacity
BP	Texas City	451
ExxonMobil	Baytown	576
Houston Refining	Houston	268
Marathon	Texas City	76
Pasadena	Houston	117
Shell	Deer Park	327
Valero	Texas City	315
Total Capacity		**2,130**

Source: Energy Information Administration (EIA)

© All rights reserved. Enterprise Products Partners L.P.
24

Petrochemical Preference for NGLs Demand and Margin Comparison

NGL Demand by Ethylene Industry



1,400
1,200
1,000
800
600
400
200
0
000 Barrels/Day
Ethane demand: 5 year average ~748 MBPD

	1Q08	2Q	3Q	4Q	1Q09	2Q	3Q	4Q	1Q10	2Q10	Sep-10
Butane	45	71	115	52	36	62	61	53	63	64	25
Propane	332	376	333	206	245	335	377	361	338	381	357
Ethane	789	812	638	627	680	835	803	877	879	830	945

Forward Ethylene Margin by Feedstock



15
10
5
0
-5
-10
-15
-20
cents per pount of ethylene produced
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
C2
C3
C4
Lt Nap
Gas Oil

- Ethylene production from steam crackers is currently at 54 billion pounds per year, which compares to an average 51 billion pounds per year for the last five years
  - Ethylene capacity has declined from approximately 62 billion lbs/year at the end of 2008 to 57 billion lbs/year currently, with most of the rationalization occurring in 2009 in heavy cracker space
- Current ethane demand of 945 MBPD is being supplied by approximately 830 MBPD from gas processing plants, 50 MBPD from refinery production and 60 MBPD from inventory
- Ethane is forecasted to continue to provide ethylene producers consistently higher margins than more costly crude oil derivatives over next 12 months
  - Ethylene producers continue to maximize light-end feedstocks with daily volumes of ethane and propane consistently at 1.3 MMBbls/d or 83% of feedslate in 2010 vs. 5-yr average of 67%
  - Cracker modifications have accounted for more than 100 MBPD increase in ethane and NGL cracking capacity; estimate another 100 MBPD of modifications being evaluated

*Sources: Pace Hodson, En*Vantage, CMAI, quoted forward prices for feedstocks and company estimates on October 7, 2010*

© All rights reserved. Enterprise Products Partners L.P.

25

Petrochemical Preference for NGLs Expansion of MTBV NGL Fractionator



- Mont Belvieu complex is centerpiece of the largest NGL hub in the U.S.
- Over 100 MMBbls of multiple product underground storage capacity
- Enterprise's NGL distribution system is connected to all major refineries and petrochemical facilities
- NGL fractionation capacity expansion to 380 MBPD
  - 4th 75 MBPD fractionator in service in 4Q 2010
  - 5th 75 MBPD fractionator estimated completion in early 2012
- Enterprise entered into a new 6-year agreement with Anadarko to provide up to 62 MBPD of firm fractionation capacity which began September 1, 2010
  - Single largest fractionation agreement in Enterprise history

© All rights reserved. Enterprise Products Partners L.P.
26

Merger Between Enterprise Products Partners L.P. (EPD) & Enterprise GP Holdings L.P. (EPE) All rights reserved. Enterprise Products Partners L.P.

EPD / EPE Merger Transaction Summary Enterprise Products Partners L.P. (NYSE: EPD) and Enterprise GP Holdings L.P. (NYSE: EPE) have agreed to merge. EPD will acquire all outstanding EPE units through a unit-for-unit exchange whereby EPE unitholders would receive 1.5 EPD units for each EPE unit yTransaction value: approximately $9.1 billion yCancels EPD GP’s incentive distribution rights, 2% GP partner interest and approximately 21.6 million EPD units owned by EPE y39.0 million ETE units owned by EPE are retained by EPD yEPD to refinance approximately $1.1 billion of EPE debt on a long-term basis yRepresents an approximate 16% premium to EPE’s closing price on September 3, 2010 yRepresents a substantial increase in distributions to EPE unitholders, approximately 54% based on EPD and EPE’s respective cash distributions paid in August 2010 An affiliate of privately-held Enterprise Products Company (“EPCO”) will waive distributions on certain EPD common units for five years following the merger totaling over $275 million of waived distributions based on August 2010 distribution rate EPE unitholder meeting set for November 22, 2010 to approve the merger yOctober 13, 2010 record date Certain affiliates of EPCO that own approximately 76% of total EPE units outstanding have executed a support agreement to vote in favor of the merger EPD has stated its intent to recommend an increase in the quarterly distribution rate to $0.5825 per unit and $0.59 per unit for the distributions with respect to the 3rd and 4th quarter of 2010, respectively All rights reserved. Enterprise Products Partners L.P. 28

Strategic Rationale and Benefits to EPD Lowers EPD’s long-term cost of capital by permanently Lower Cost of Capital cancelling EPD GP’s incentive distribution rights yEnhances cash accretion from investments in organic growth projects and acquisitions yAllows EPD to maintain its competitive position when pursuing growth opportunities Reduces complexity of partnership structure Simplifies Structure Enhances transparency for debt and equity investors Unit-for-unit exchange finances approximately 88% of Maintains Flexibility $9.1 billion purchase price with EPD equity Annual synergies of approximately $6 million primarily from Cost Savings eliminating public company expenses associated with EPE All rights reserved. Enterprise Products Partners L.P. 29

Simplified Ownership Structure Current Ownership Pro Forma for Merger (1) Enterprise Enterprise Products Products Company and Company and Other Affiliates Other Affiliates 76.6% L.P. 0.01% Interest G.P. Interest Enterprise GP Public Holdings L.P. 23.4% Unitholders (NYSE: EPE) L.P. Interest 0.0% 40.5% 26.9% 2.0% 3.3% G.P. L.P. L.P. G.P. L.P. Interest Interest Interest Interest Interest Enterprise Products Enterprise Products Public Public Partners L.P. Partners L.P. 59.5% Unitholders 59.5% Unitholders (NYSE: EPD) L.P. (NYSE: EPD) L.P. Interest Interest 1.1% 0.7% 58.1% 1.1% 0.7% 58.1% L.P. G.P. L.P. L.P. G.P. L.P. Interest Interest(2) Interest(3) Interest Interest(2) Interest(3) Duncan Energy Duncan Energy Public Public Partners L.P. Partners L.P. 40.1% Unitholders 40.1% Unitholders (NYSE: DEP) L.P. (NYSE: DEP) L.P. Interest(3) Interest(3) (1) Pro Forma for the EPE / EPD merger announced September 7, 2010. (2) The 0.7% interest in DEP represents a 100% ownership of the respective G.P. (3) DEP ownership as of August 31, 2010. All rights reserved. Enterprise Products Partners L.P. 30

EPD Financial Snapshot Unit Price / Yield Debt Capitalization (June 30, 2010) EPD LP Unit Price (October 6, 2010) $40.74 Senior Unsecured Debt ($Billions) $11.1 Current Annualized Cash Distribution Rate $2.30 Junior Subordinated Debt 1.5 Current Yield 5.6% Total Long-term Debt Principal (1) $12.6 Ratio of Debt (2) to LTM Adjusted EBITDA 3.8x Units Outstanding / Daily Volume / Market Cap Ratio of LTM Adjusted EBITDA to Interest Expense 4.6x Units Outstanding (Millions, as of June 30, 2010) 641 Weighted Average Interest Rate 6.0% Daily Unit Float (Million Units) 1.6% Fixed Rate Debt 90% Daily Unit Float ($Millions) $65 Weighted Average Debt Maturity (3) (Years) 10.0 Equity Market Capitalization ($Billions) $26 Liquidity (4) ($Billions) $2.3 Total Enterprise Value ($Billions) $39 Senior Unsecured Debt Rating Fortune 500 Ranking (Parent) 92nd Fitch / Moody’s / S&P BBB- / Baa3 / BBB-Outlook Stable / Stable / Positive (1) Includes current maturities of long-term debt. (2) Debt in this calculation has been adjusted to reflect the average 50% equity credit that the rating agencies ascribe to the Junior Subordinated Debt. Debt has also been reduced by $495 million of unrestricted cash at June 30, 2010. (3) Assumes first call date for the Junior Subordinated Debt. (4) Total unrestricted cash and available capacity under bank credit facilities. All rights reserved. Enterprise Products Partners L.P. 31

Balance Distribution Growth with Retaining DCF for Financial Flexibility $2.50 1999 – 2Q 2010 $2.30 16% DCF Retained $2.25 $2.20 $2.08 ($ in millions) $2.00 $1.95 $1.83 $1,419 $1.75 $1.70 $6,498 $1.54 Declared $1.47 $1.50 $1.36 $913 Distributions $1.25 $1.19 $1.05 $1.00 $0.93 $0.75 $0.50 $0.25 LP Distributions GP Distributions $0.00 1.2x LP Distribution Retained DCF 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2Q Coverage 2010 Annualized All rights reserved. Enterprise Products Partners L.P. 32

EPD and AMZ MLP Index Attractive Total Return vs. Other Asset Classes 10-Year 5-Year 3-Year 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 9M 2010 CAGR [1] CAGR [1] CAGR [1] Commodities EPD EPD Commodities Small Cap Equity REIT Commodities REIT Commodities IG Bonds MLP Index EPD EPD EPD EPD 46.2% 87.0% 87. 58.9% 58. 39.0% 47.3% 26.5% 39.1% 33.1% 40.7% -6.6% 76.4% 32.6% 32. 18.4% . 17.5% 17. 17.8% . EPD MLP Index MLP Index IG Bonds MLP Index Non-US Equity Non-US Equity EPD EPD Hedge Funds EPD MLP Index MLP Index MLP Index MLP Index 36.8% 36. 45.7% 43.7% 10.3% 44.5% 20.7% 14.0% 29.3% 29. 16.9% 16. -19.1% 64.7% 64. 24.3% 17.9% 12.8% 12.6% Non-US Equity Commodities IG Bonds Hedge Funds Non-US Equity Commodities Hedge Funds Non-US Equity MLP Index High Yield Commodities IG Bonds Commodities Hedge Funds IG Bonds 27.3% 26.9% 9.4% 3.0% 39.2% 19.2% 7.6% 26.9% 12.7% -21.2% 50.3% 12.0% 8.7% 5.1% 7.9% Hedge Funds REIT REIT High Yield EPD Small Cap Equity MLP Index MLP Index Hedge Funds EPD High Yield REIT IG Bonds IG Bonds High Yield 23.4% 14.2% 5.2% 1.6% 35.5% 35. 18.3% 6.3% 26.1% 12.6% -30.1% -30 39.1% 11.4% 6.7% 6.4% 6.3% Small Cap Equity IG Bonds Hedge Funds REIT REIT MLP Index S&P 500 Small Cap Equity Non-US Equity Small Cap Equity Non-US Equity High Yield Hedge Funds High Yield Hedge Funds 21.3% 10.8% 4.4% 0.7% 29.9% 16.7% 4.9% 18.4% 11.6% -33.8% 32.5% 10.5% 6.3% 6.3% 0.2% S&P 500 Hedge Funds High Yield MLP Index S&P 500 EPD REIT S&P 500 IG Bonds MLP Index Small Cap Equity Small Cap Equity High Yield Commodities Commodities 21.0% 4.8% 3.2% -3.4% 28.7% 12.6% 12. 4.8% 15.8% 6.1% -36.9% 27.2% 9.1% 6.0% 3.1% 0.0% High Yield High Yield Small Cap Equity EPD High Yield S&P 500 Small Cap Equity Hedge Funds S&P 500 S&P 500 S&P 500 Commodities REIT Non-US Equity Small Cap Equity 2.6% -1.0% 2.5% -12.1% — 17.5% 10.9% 4.6% 13.9% 5.5% -37.0% 26.5% 4.1% 4.4% 2.4% -4.3% IG Bonds Small Cap Equity S&P 500 Non-US Equity Hedge Funds Hedge Funds High Yield High Yield High Yield Commodities REIT S&P 500 Small Cap Equity Small Cap Equity S&P 500 -1.9% -3.0% -11.9% -15.7% 15.4% 9.6% 2.9% 8.2% 2.2% -42.8% 25.1% 3.9% 4.0% 1.6% -7.2% MLP Index S&P 500 Non-US Equity Small Cap Equity Commodities High Yield IG Bonds IG Bonds Small Cap Equity Non-US Equity Hedge Funds Hedge Funds Non-US Equity S&P 500 Non-US Equity -7.8% -9.1% -21.2% -20.5% 10.8% 8.4% 1.7% 4.6% -1.6% -43.1% 18.6% 2.5% 3.0% 0.6% -9.1% REIT Non-US Equity Commodities S&P 500 IG Bonds IG Bonds EPD Commodities REIT REIT IG Bonds Non-US Equity S&P 500 REIT REIT -12.3% -14.0% -31.5% -22.1% 5.6% 4.2% -1.2% -1. 0.4% -14.7% -48.2% 17.2% 1.5% -0.4% -3.9% -14.3% [1] CAGR calculations based upon closing prices ending the last trading day of the 3rd quarter for each period Commodities: S&P World Commodity Index; EPD: Enteprise Products Partners L.P.; Hedge Funds: CS Tremont Hedge Fund; High Yield: Vanguard High Yield US Corporate Fund; IG Bonds: Vanguard Intermediate Term US Investment Grade Fund; MLP Index: Alerian Index; Non-US Equity: MSCI Daily Total Return EAFE Index; REIT: S&P REIT Index; S&P 500: S&P 500 Index; Small Cap Equity: Russell 2000 Index Source: Bloomberg All rights reserved. Enterprise Products Partners L.P. 33

Proven Track Record(1) 70 $30 $28.3 $65 $27 $26.2 60 $24.2 Billions $24 $22.5 $52 Millions 50 $21 R G $19.1 $ C A - $18 $17.5 [6] % $40 (2) [3] — $36 Assets $15 (3) Liquidity 30 $12 $11.3 $23 Total $9 20 $6 $4.2 $4.8 Daily $10 10 $3 $2.0 $2.4 $1.5 $0.7 $0 0 8 EPD KMP ETP PAA BWP 98 001 03 004 06 009 [19] 1999 2000 [2] 2002 20 2 2005 [20] 2007 200 2 2Q10 Distributions 1200% 984% 1000% 800% w/Reinvested 600% 491% 400% Return 200% 2.7% Total 0% -200% 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2Q 10 (1) Past results may not be representative of future performance. EPD Alerian MLP Index S&P 500 (2) Total assets presented for 2005 through 2008 have been recast to include TEPPCO. (3) Based on trailing 6-month average as of October 1, 2010. Source: Bloomberg All rights reserved. Enterprise Products Partners L.P. 34

Non-GAAP Reconciliations All rights reserved. Enterprise Products Partners L.P.

Non-GAAP Financial Measures This presentation utilizes the Non-GAAP financial measures of Gross Operating Margin, Adjusted EBITDA and Distributable Cash Flow. In general, we define Gross Operating Margin as operating income before: (i) depreciation, amortization and accretion expense; (ii) non-cash asset impairment charges; (iii) operating lease expenses for which we do not have the payment obligation; (iv) gains and losses from asset sales and related transactions; and (v) general and administrative costs. The GAAP financial measure most directly comparable to Gross Operating Margin is operating income. In general, we define distributable cash flow as net income or loss attributable to Enterprise Products Partners L.P. adjusted for: (i) the addition of depreciation, amortization and accretion expense; (ii) the addition of operating lease expenses for which we do not have the payment obligation; (iii) the addition of cash distributions received from unconsolidated affiliates less equity in income from unconsolidated affiliates; (iv) the subtraction of sustaining capital expenditures and cash payments to settle asset retirement obligations; (v) the addition of losses or subtraction of gains from asset sales and related transactions; (vi) the addition of cash proceeds from asset sales or related transactions; (vii) the return of an investment in an unconsolidated affiliate (if any); (viii) the addition of losses or subtraction of gains on the monetization of derivative instruments recorded in accumulated other comprehensive income (loss), if any, less related amortization of such amount to earnings; (ix) the addition of transition support payments received from El Paso Corporation related to the GulfTerra merger; (x) the addition of net income attributable to the noncontrolling interest associated with the public unitholders of Duncan Energy Partners L.P., less related distributions to be paid to such holders with respect to the period of calculation; and (xi) the addition or subtraction of other miscellaneous non-cash amounts (as applicable) that affect net income or loss for the period. The GAAP measure most directly comparable to Distributable Cash Flow is net cash flows provided by operating activities. We define Adjusted EBITDA as net income or loss minus equity in income of unconsolidated affiliates, plus distributions received from unconsolidated affiliates, interest expense, provision for income taxes and depreciation, amortization and accretion expense. Adjusted EBITDA is commonly used as a supplemental financial measure by management and external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess: (i) the financial performance of our assets without regard to financing methods, capital structures or historical cost basis; (ii) the ability of our assets to generate cash sufficient to pay interest and support our indebtedness; and (iii) the viability of projects and the overall rates of return on alternative investment opportunities. Since Adjusted EBITDA excludes some, but not all, items that affect net income or loss and because these measures may vary among other companies, the Adjusted EBITDA data presented in this press release may not be comparable to similarly titled measures of other companies. The GAAP measure most directly comparable to Adjusted EBITDA is net cash flows provided by operating activities. All rights reserved. Enterprise Products Partners L.P. 36

Non-GAAP Reconciliations Enterprise Products Partners L.P. Gross Operating Margin (Dollars in millions) For the Year Ended December 31, 2010 2006 2007 2008 2009 1Q 2Q LTM 6/30/10 Gross operating margin by segment: NGL Pipelines & Services $785.7 $848.0 $1,325.0 $1,628.7 $437.3 $ 441.0 $1,792.3 Onshore Natural Gas Pipelines & Services 478.9 493.2 589.9 501.5 130.3 106.9 455.6 Onshore Crude Oil Pipelines & Services 97.8 109.6 132.2 164.4 26.7 25.9 124.4 Offshore Pipelines & Services 103.4 171.6 187.0 180.5 81.1 82.8 284.2 Petrochemical & Refined Products Services 305.1 342.0 374.9 364.7 120.0 158.1 457.2 Total gross operating margin 1,770.9 1,964.4 2,609.0 2,839.8 795.4 814.7 3,113.7 Adjustments to reconcile gross operating margin to operating income: Amounts included in operating costs and expenses: Depreciation, amortization and accretion (556.9) (647.9) (725.4) (809.3) (212.4) (227.0) (851.8) Non-cash asset impairment charges — - — (33.5) (1.5) - (32.7) Operating lease expenses paid by EPCO (2.1) (2.1) (2.0) (0.7) (0.2) (0.1) (0.7) Gain (loss) on asset sales and related transactions 5.1 7.8 4.0 — 7.3 (1.7) 5.2 General and administrative costs (95.9) (127.2) (137.2) (172.3) (37.6) (37.9) (166.8) Operating income $1,121.1 $1,195.0 $ 1,748.4 $1,824.0 $551.0 $548.0 $2,066.9 All rights reserved. Enterprise Products Partners L.P. 37

Non-GAAP Reconciliations

Enterprise Products Partners L.P.
Adjusted EBITDA (Dollars in millions)

	For the Year Ended December 31,				2010	
	2006	2007	2008	2009	1Q	2Q
Reconciliation of non-GAAP "Adjusted EBITDA" to GAAP "Net income" and GAAP "net cash flows provided by operating activities"						
Net income	$ 787.6	$ 838.0	$ 1,188.9	$ 1,155.1	$ 393.8	$ 373.3
Adjustments to derive EBITDA:						
Equity in income of unconsolidated affiliates	(25.2)	(10.5)	(34.9)	(51.2)	(16.0)	(16.7)
Distributions received from unconsolidated affiliates	76.5	87.0	80.8	86.6	30.2	28.6
Interest expense	324.2	413.0	540.7	641.8	148.6	168.6
Provision for income taxes	22.0	15.7	31.0	25.3	8.7	6.5
Depreciation, amortization and accretion in costs and expenses	564.1	661.4	739.6	828.5	218.1	233.5
Adjusted EBITDA	1,749.2	2,004.6	2,546.1	2,686.1	783.4	793.8
Adjustments to Adjusted EBITDA to derive net cash flows provided by operating activities (add or subtract as indicated by sign of number):						
Interest expense	(324.2)	(413.0)	(540.7)	(641.8)	(148.6)	(168.6)
Provision for income taxes	(22.0)	(15.7)	(31.0)	(25.3)	(8.7)	(6.5)
Loss (gain) on asset sales and related transactions	(5.1)	(67.4)	(4.0)	-	(7.5)	1.8
Non-cash asset impairment charge	-	-	-	33.5	1.5	-
Loss on forfeiture of investment in Texas Offshore Port System	-	-	-	68.4	-	-
Operating lease expenses paid by EPCO	2.1	2.1	2.0	0.7	0.2	0.1
Miscellaneous non-cash and other amounts to reconcile Adjusted EBITDA and net cash flows provided by operating activities	12.9	8.1	5.8	9.7	(7.5)	3.4
Net effect of changes in operating accounts	46.2	434.9	(411.1)	245.9	74.1	(410.6)
Net cash flows provided by operating activities	$ 1,459.1	$ 1,953.6	$ 1,567.1	$ 2,377.2	$ 686.9	$ 213.4

© All rights reserved. Enterprise Products Partners L.P.
38

Non-GAAP Reconciliations Enterprise Products Partners L.P. Distributable Cash Flow (Dollars in millions) For the Year Ended December 31, 2010 2006 2007 2008 2009 1Q 2Q Reconciliation of Non-GAAP “Distributable cash flow” to GAAP “Net income” and GAAP “Net cash flows provided by operating activities” Net income attributable to Enterprise Products Partners L.P. $601.1 $533.6 $954.0 $ 1,030.9 $377.8 $357.2 Adjustments to Net income attributable to Enterprise Products Partners L.P. to derive Distributable cash flow (add or subtract as indicated by sign of number): Depreciation, amortization and accretion 448.2 523.8 562.2 725.5 217.6 233.8 Operating lease expense paid by EPCO 2.1 2.1 2.0 0.7 0.2 0.1 Monetization of interest rate hedging derivative instruments — 48.9 (14.4) 0.2 — 1.3 Amortization of net losses (gains) related to monetization of derivative instruments (3.8) (4.0) (4.4) 1.0 1.4 1.4 Equity in income of unconsolidated affiliates (21.6) (29.7) (59.1) (61.4) (16.0) (16.7) Distributions received from unconsolidated affiliates 43.0 73.6 98.6 127.4 30.2 28.6 Loss (gain) on asset sales and related transactions (3.3) 5.4 (3.7) 0.1 (7.5) 1.8 Proceeds from asset sales and related transactions 3.9 12.0 16.0 3.5 21.7 2.4 Sustaining capital expenditures (119.4) (162.5) (188.7) (166.6) (32.6) (72.7) El Paso transition support payments 14.3 9.0 — - — -Net income attributable to noncontrolling interest – DEP public unitholders — 13.9 17.2 31.3 8.7 9.6 Distribution to be paid to DEP public unitholders with respect to period — (21.9) (25.1) (38.0) (10.7) (10.4) Cash expenditures for asset abandonment activities — (5.0) (7.2) (12.4) (2.0) (1.2) Net loss of TEPPCO for third quarter 2009 — - — (42.1) — -Other miscellaneous adjustments to derive distributable cash flow 13.0 2.0 30.8 43.1 (8.4) (3.2) Distributable cash flow 977.5 1,001.2 1,378.2 1,643.2 580.4 532.0 Adjustments to Distributable cash flow to derive Net cash flows provided by operating activities (add or subtract as indicated by sign of number): Monetization of interest rate hedging derivative instruments — (48.9) 14.4 (0.2) — (1.3) Amortization of net gains related to monetization of derivative instruments 3.8 4.0 4.4 (1.0) (1.4) (1.4) Proceeds from asset sales and related transactions (3.9) (12.0) (16.0) (3.5) (21.7) (2.4) Sustaining capital expenditures 119.4 162.5 188.7 166.6 32.6 72.7 El Paso transition support payments (14.3) (9.0) — - — -Net income attributable to noncontrolling interests 9.1 30.6 41.4 75.7 16.0 16.1 Net income attributable to noncontrolling interest – DEP public unitholders — (13.9) (17.2) (31.3) (8.7) (9.6) Distribution to be paid to DEP public unitholders with respect to period - 21.9 25.1 38.0 10.7 10.4 Cash expenditures for asset abandonment activities — 5.0 7.2 12.4 2.0 1.2 Miscellaneous non-cash and other amounts to reconcile distributable cash flow with net cash flows provided by operating activities — 8.2 (31.6) (5.2) 2.9 6.3 Net effect of changes in operating accounts 83.4 441.3 (357.4) 284.7 74.1 (410.6) Operating cash flows for the six months ended June 30, 2009 attributable to the inclusion of TEPPCO amounts in our recast financial statements — - — 197.8 — -Net cash flows provided by operating activities $1,175.0 $1,590.9 $ 1,237.2 $2,377.2 $686.9 $213.4 Enterprise Products Partners’ total distributable cash flow for periods prior to July 1, 2009 is calculated based on and reconciled to the historical financial results (pre-recast) for Enterprise Products Partners. Total distributable cash flow for periods beginning on and subsequent to July 1, 2009 is calculated based on the recast historical financial results for Enterprise Products Partners, which includes amounts attributable to TEPPCO Partners, L.P. and its consolidated subsidiaries prior to October 26, 2009 .. All rights reserved. Enterprise Products Partners L.P. 39